

September 28, 2022

Lorin Crenshaw
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, KS 66210

> **Re: Compass Minerals International, Inc.**
> **Form 10-KT for the transition period from January 1, 2021 to September 30, 2021**
> **Filed November 30, 2021**
> **Response letter filed September 8, 2022**
> **File No. 001-31921**

Dear Mr. Crenshaw:

We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Form 10-KT for the Fiscal Year Ended September 30, 2021

General, page 1

1. Please file your revised Form 10-KT and file revised versions of your technical report summaries as indicated by your response letter of September 8, 2022.

Summary Overview of Mining Operations, page 31

2. We note your response to comment one along with your proposal to report production for your material properties and aggregate the lesser properties as illustrated in the example provided. We have reviewed your proposed disclosure and believe the Winsford mine and Lyon operations are material to your production disclosure. We also believe the

Winsford mine qualifies as a material property, requiring a technical report summary. Please disclose the criteria used to determine material properties in your filing, revise your proposed production table to include the Winsford mine and Lyon operations, and provide a technical report summary for the Winsford mine.

Item 9A. Controls and Procedures, page 120

3.   We have read your response to comment 5. Please address the following:

- Tell us whether you considered the effect of the inventory error separately from the other errors you refer to in your response;
- Tell us about the nature, amounts and the periods that the other errors occurred;
- Provide us your quantitative materiality analysis of the effect of the inventory error separately from the other errors. Refer to ASC 250-10-S99-1;
- Tell us how you concluded the errors were not material when the errors reduced net loss from continuing operations by 14.9% for the quarter ended June 30, 2021 and the errors increased the net loss from continuing operations by 45.1%. for the quarter ended September 30, 2021; and
- Tell us how you concluded the errors were not material to your previously issued financial statements when the errors reduced net income from continuing operations by 5.5% for the year ended September 30, 2021.

Exhibit 96.2 Ogden Lithium
Resources, page ES-1

4.   We note your response to comment eight with draft disclosure. Please provide an estimate of your metallurgical recovery.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mine Engineer at (202) 551-3718 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation